Filed pursuant to Rule 433
May 1, 2006
Relating to Registration Statement No. 333-89136
Dated September 17, 2003

ABN AMRO Bank N.V. WEIGHTED PERFORMANCE WORLD EQUITY INDEX BASKET NOTES WITH DOWNSIDE BUFFER
PRELIMINARY PRICING SHEET – MAY 1, 2006
SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody's Aa3, S&P AA-)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	5 year Weighted Performance World Equity Index Basket Notes due [ ] May 2011 (the “Securities”)
Coupon:	None. The Securities do not pay interest
Denomination/Principal:	USD 100,000
Issue Size:	USD 50,000,000
Issue Price:	100%
Downside Buffer:	If the Underlying Basket declines by 20% or less, for each USD 100,000 principal amount of the Securities, holders will receive 100% of principal at Maturity. If the Underlying Basket declines by more than 20%, for each USD 100,000 principal amount of the Securities, the principal returned to holders at maturity will be reduced by 1.25% for every 1% decline below 20%.
Participation	168.50%
Underlying Basket	Index	Bloomberg Code	Weight “W”
	Standard & Poor’s 500 Index	SPX <Index>	50.00%
	Dow Jones Eurostoxx 50	SX5E <Index>	13.00%
	FTSE 100 Index	UKX <Index>	13.00%
	Nikkei 225	NKY <Index>	10.00%
	MSCI Taiwan Index	TWY <Index>	10.00%
	S&P/ASX 200 Index	AS51 <Index>	4.00%
Payment at Maturity:	At maturity, for each USD 100,000 principal amount of the Securities, holders will receive (a) the Principal Return plus (b) the Participation Return.
Principal Return:	If the Basket Performance is equal to or greater than -20%, then 100% of the Principal. If the Basket Performance is less than -20%, then the following: Denomination * [1 + [(Basket Performance + 0.2) * 1.25]]
Participation Return:	Denomination * Max (0%, Basket Performance * Participation)
Basket Performance	(Final Basket Value/Initial Basket Value) - 1
Final Basket Value:	Where, Initial Index Valuef is the Official Closing Price of Index i on the Trade Date Final Index Valuei is the Official Closing Price of Index i on the Valuation Date
Initial Basket Value:	100%
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP Number:	[ ] ISIN Code: [ ]
Trustee & Paying Agent:	JPMorgan Chase & Co.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	No sales into The Netherlands or to Dutch persons
TIMETABLE
Trade Date:	[ ] May 2006
Settlement Date:	[ ] May 2006
Determination Date:	[ ] May 2011 (Three Trading Days before the Maturity Date)
Maturity Date:	[ ] May 2011
This material is not intended to be the final expression of the terms of any transaction, which are subject to change and availability without notice. ABN AMRO has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the notes. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO or the Lead Selling Agent indicated herein will arrange to send you the prospectus if you request it by calling toll free (888) 644-2048.

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S&P Disclaimer

Standard & Poor’sR”, “S&PR”, “S&P 500R”, “Standard & Poor’s 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ABN AMRO Bank N.V. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Securities.

S&P/ASX 200 Disclaimer

The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). Neither S&P nor the Australian Stock Exchange makes any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P indices to track general stock market performance. S&P's and the Australian Stock Exchange’s only relationship to ABN AMRO is the licensing of certain trademarks and trade names of S&P and the Australian Stock Exchange and of the S&P Indices which is determined, composed and calculated by S&P without regard to ABN AMRO or the Securities. S&P and the Australian Stock Exchange have no obligation to take the needs of the Licensee or the owners of the Securities into consideration in determining, composing or calculating the S&P indices. S&P and the Australian Stock Exchange are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. S&P and the Australian Stock Exchange have no obligation or liability in connection with the administration, marketing or trading of the Securities.

S&P AND THE AUSTRALIAN STOCK EXCHANGE DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN AND S&P AND THE AUSTRALIAN STOCK EXCHANGE SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P AND THE AUSTRALIAN STOCK EXCHANGE MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P AND THE AUSTRALIAN STOCK EXCHANGE MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P OR THE AUSTRALIAN STOCK EXCHANGE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Dow Jones EURO STOXX 50 Disclaimer

The Dow Jones EURO STOXX 50SM is proprietary and copyrighted material. The Dow Jones EURO STOXX 50SM and the related trademarks have been licensed for certain purposes by ABN AMRO Bank N.V. Neither STOXX Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the Securities based on the The Dow Jones EURO STOXX 50SM.

FTSE Disclaimer

FTSE® is a registered trade mark of The London Stock Exchange Limited and the Financial Times Limited and are used by FTSE International under license. The FTSE 100 Index is calculated by FTSE International Limited in conjunction with the Institute and Faculty of Actuaries. FTSE International Limited does not sponsor, endorse or promote this product. All copyright in the index values and constituent list vests in FTSE International Limited. ABN AMRO Bank N.V. has obtained a license from FTSE International Limited to use such copyright in the creation of this product. “FTSETM”, “FT-SE®”, “Footsie®” are trade marks of the London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International under license.

Nikkei Disclaimer

The Nikkei Stock Average is an intellectual property of Nihon Keizai Shimbun, Inc. (“Nihon”). “Nikkei”, “Nikkei Stock Average”, and “Nikkei 225” are the service marks of Nihon. Nihon reserves all the rights, including copyright, to the Nikkei Stock Average index. The Securities are not in any way sponsored, endorsed or promoted by Nihon.

MSCI Disclaimer

The MSCI Taiwan Index is the exclusive property of MSCI. Morgan Stanley Capital International is a service mark of MSCI and has been licensed for use by ABN AMRO Bank N.V.

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RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities.

Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they do not pay interest and are not principal protected. In addition, investors in the Securities will be exposed to any decline in the level of the Underlying Basket greater than 20% as follows: If the Underlying Basket declines by 20% or less over the life of the Securities, holders will receive 100% of principal at maturity. If the Underlying Basket declines by more than 20% over the life of the Securities, the principal returned to holders at maturity will be reduced by 1.25% for every 1% decline below 20%. Accordingly, investors may lose some or all of their initial investment in the Securities.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the value of the Underlying Basket, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging ABN AMRO’s obligations under the Securities.

Tax Risk

Each of the notes issued by ABN AMRO may have different U.S. federal income tax treatment which will depend on the specific terms of such notes. With respect to certain notes, there is no direct legal authority as to the U.S. federal income tax characterization of the notes. No assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, ABN AMRO’s particular tax treatment of the Securities.

This disclosure is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the federal tax treatment of the transaction. This tax disclosure was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the selling agent of the Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

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